[ * ] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 406 OF THE SECURITIES ACT OF 1933, AS AMENDED.

EXHIBIT 10.31

Australia Distribution Agreement

This Distributor Agreement (“Agreement”) is made effective as of this 19th day of November, 2004 between Conor Medsystems Ireland, Ltd. (“Supplier”), an Irish corporation, having offices at 30 Herbert Street, Dublin 2, Ireland and St. Jude Medical Australia Pty Ltd. (“Distributor”), a Victoria corporation, located at Level One, 290 Burns Bay Road, Lane Cove NSW 2066, Australia.

Intending to be legally bound, Supplier and Distributor agree as follows:

1.	Definitions: As used in this Agreement,

(a) “Technology” means Supplier’s proprietary ductile hinge technology and reservoirs for the delivery of pacliataxel, or paclitaxel with additional drugs.

(b) “Products” means the BMS and DES.

(c) “Territory” means Australia and New Zealand.

(d) “Affiliate” shall mean, with respect to a party, any company, natural person, partnership or other business entity that controls, is controlled by, or is under common control with such party, where the term “controls” denotes the ownership, directly or indirectly, of more than fifty percent (50%) of the voting securities or other ownership interest of an entity, or the possession, directly or indirectly, of the power to direct the management or policies of an entity, whether through the ownership of voting securities, by contract, or otherwise (with correlative definitions for the terms “controlled by” and “common control”).

(e) “BMS” means Supplier’s bare metal stent for coronary or peripheral procedures (i.e. a stent with no drug associated with it.)

(f) “DES” means Supplier’s drug eluting stent for coronary or peripheral procedures that uses paclitaxel or paclitaxel and at least one other drug including, but not limited to, the COSTAR. DES excludes [ * ] stents of Supplier that use technology owned by and/or licensed from [ * ] or its Affiliates.

(g) “Initial BMS” means the Supplier’s bare metal stent known as the UNISTAR.

(h) “Initial DES” means Supplier’s drug-eluting stent known as the COSTAR.

2.	Appointment and Authority of Distributor:

(a) Appointment: Subject to the terms and conditions of this Agreement, Supplier hereby appoints Distributor, and Distributor accepts that appointment, as (i) Supplier’s exclusive distributor of BMS in the Territory, and (ii) Supplier’s exclusive distributor of DES in the Territory. In the event Supplier provides BMS or DES products other than the Initial BMS products or Initial DES products, such products shall be offered to Distributor. In the event such additional products require clinical testing, the Distributor shall have no duty to accept such additional products. In the event Distributor declines to carry such additional products, the Supplier may directly sell such products in the Territory or sell such products in the Territory through another distributor.

(b) Loss of Exclusivity:

(i) Distributor shall not import or sell a bare metal stent or a drug-eluting stent product for coronary use from another manufacturer or supplier in the Territory. In the event Supplier provides a BMS or DES for peripheral use to Distributor, then Distributor shall not import or sell a bare metal stent or a drug-eluting stent product for peripheral use from another manufacturer or supplier in the Territory. In the event Distributor imports or sells a bare metal stent or a drug-eluting stent product for coronary use or peripheral use, if applicable, from another manufacturer or supplier in the Territory, then, notwithstanding Section 2(a), Supplier shall have the right, in its sole discretion and in addition to any other remedies available to Supplier, to convert this Agreement with respect to BMS (in the case of a competing bare metal stent product), or DES (in the case of a competing drug-eluting stent product) to co-exclusive in the Territory (i.e., Supplier could sell in the Territory directly, or through one other distributor) by written notice to Distributor.

(ii) In the event Supplier so elects to convert this Agreement to co-exclusive, the Supplier shall pay Distributor a conversion fee equal to [ * ], and Distributor will transfer all import, regulatory, and reimbursement registrations and approvals relating to BMS or DES in the Territory to Supplier provided that Supplier shall provide Distributor with all necessary licenses and permits for Distributor to distribute BMS or DES in the Territory in accordance with the terms of this Agreement.

(c) Independent Contractors: Distributor and Supplier are independent contractors and are engaged in the operation of their own businesses. Neither party is to be considered the agent of the other party for any purpose whatsoever, and neither party has any authority to enter into any contracts or assume any obligations for the other party or make any warranties or representations on behalf or the other party unless agreed to in writing by the other party.

(d) Rights of the Parties with Respect to Products: Distributor shall have the exclusive right to sell Products in the Territory. Supplier shall have the right to sell all products other than Products directly or through a different distributor or distributors in the Territory.

3.	Obligations of Distributor:

(a) Registration and Marketing of Products: Distributor agrees to use its reasonable efforts to promote and distribute the Products in the Territory as soon as regulatory and reimbursement permits are obtained in the Territory, using generally the same channels and methods, exercising the same diligence and adhering to the same standards which it employs for other coronary intervention products sold by Distributor. Distributor shall be responsible for obtaining all import, regulatory and reimbursement registrations and approvals that are necessary or advisable for sales of the Products in the Territory and for the performance of its duties hereunder (collectively, “Regulatory Approvals”); provided, however, that Supplier shall be responsible for obtaining CE Mark and FDA approvals with respect to the Products. All data necessary to obtain CE Mark and FDA approvals will be the responsibility of Supplier and Supplier shall make such data available to Distributor for use in obtaining regulatory approvals in the Territory at no charge. Distributor shall be responsible for paying all direct and Distributor’s indirect costs required for or associated with obtaining Regulatory Approvals including clinical Products and the costs associated with clinical studies necessary for obtaining the Regulatory Approvals (collectively, the “Regulatory Costs”), except that Supplier will provide material and information in accordance with Section 4(b) at Supplier’s cost. Distributor shall keep Supplier apprised of the progress of all Regulatory Approvals. All clinical trial protocols and procedures required for or associated with obtaining Regulatory Approvals, and all data collection methods associated therewith, shall be subject to the advance written approval of Supplier, and all data obtained by or on behalf of Distributor under this Agreement shall be made available to Supplier in a timely manner at no charge for any and all purposes.

(b) Diligence Obligations. Distributor shall use diligent efforts to obtain regulatory approval of the Product in the Territory. In fulfilling this diligence obligation, Distributor shall use at least the same level of effort to obtain regulatory approval as Distributor uses to obtain regulatory approvals for other products Distributor distributes, including those manufactured by its Affiliate. Supplier’s sole remedy for such a breach shall be to terminate this Agreement under Section 10(b).

(c) Sales of Products. Distributor shall use its reasonable efforts to develop, promote and expand sales of the Products in the Territory. Distributor shall provide to Supplier on a quarterly basis a forecast of orders on a [ * ] and [ * ] basis for the [ * ] month period commencing on the first day of such calendar quarter. Such forecast shall be non-binding, except for the quantities indicated for the [ * ] of each [ * ] month forecast, which shall be a firm obligation to purchase such quantities of Products in such [ * ].

(d) Ordering. Distributor shall order Products from Supplier by submitting a written purchase order identifying the Products ordered, requested delivery date(s) and any export/import information required to enable Supplier to fill the order. All orders for Products are subject to acceptance by Supplier. Supplier will not unreasonably reject any purchase order for Products that meets the requirements of this Section 3(d) and that does not request a quantity of Products greater than [ * ] of the most recently forecasted quantities. Supplier shall have no liability to Distributor with respect to purchase orders which are not accepted.

(e) Minimum Purchase Requirements. Distributor shall make the minimum annual purchase of Products established in Exhibit B, unless the Agreement has become coexclusive. In the period within the fixed term and extension, if applicable, of the Agreement under Section 10(a) subsequent to Year 2, the parties shall meet in San Francisco at least 90 days prior to the beginning of each of respective year to discuss market conditions and appropriate minimum purchases for such year. In the event that the parties fail to agree on an appropriate minimum any year subsequent to Year 2 , the minimum annual purchase requirement for such year shall be calculated increasing or decreasing (as the case may be) the minimum purchase requirement for the preceding year in proportion to the increase or decrease in the [ * ] (based on data from mutually acceptable data provider) of the applicable product in the Territory. In the event Supplier is unable to deliver Products ordered by Distributor in an amount consistent with the most recent forecast, then the minimum annual purchase requirement shall be reduced by the quantity of Products that Supplier is unable to deliver when requested. In the event Distributor fails in any year (a “Shortfall Year”) to make the annual minimum purchase of Agreement Products required by Exhibit B, Supplier shall have the right to give Distributor written notice of default, and if such failure to make the minimum purchase is not cured (through the purchase of an amount of Agreement Product equal to the entire shortfall in the Shortfall Year, which amount shall not be counted towards any minimum purchase requirements for the year of purchase) within 120 days of receipt of the notice, then Supplier shall have the right, in Supplier’s sole discretion and as Supplier’s sole remedy for Distributor’s failure to meet the minimum purchase requirements hereunder, either to convert the appointment of Distributor from exclusive to non-exclusive or to terminate this Agreement. In the event of either conversion to non-exclusive or termination of this Agreement pursuant to this Section 3(e), the Supplier shall pay Distributor a conversion fee equal to [ * ], and Distributor shall transfer all Regulatory Approvals relating to BMS or DES in the Territory to Supplier.

(f) Reports: Distributor agrees to submit regular reports to Supplier on a quarterly basis, unless otherwise agreed. Such reports shall include sales reports, business trends, market forecasts and other reports reasonably requested by Supplier. Distributor shall have no obligation to provide translations to Supplier, provided however that Distributor shall provide such reasonably requested reports which are also translated for an Affiliate of Distributor.

(g) Product Complaints: Distributor agrees to use its reasonable efforts to promptly report to Supplier all available information concerning any product complaints not related to death or serious injury that it is aware of. This information will be reported to assist Supplier in monitoring the quality and safety of its Products, and to allow Supplier to meet its reporting obligations under the United States Medical Device Reporting regulations (21 CFR 803.1 et seq.) and Medical Device Vigilance Guidelines, if applicable. Information concerning such product complaints may be reported to the Supplier either verbally or in writing. A “product complaint’ is any written or oral expression of dissatisfaction as to the identity, quality, durability, reliability, safety, effectiveness, or performance of a Product. Product complaints associated with a death or serious injury, or a malfunction that could reasonably be expected to result in a death or serious injury if the malfunction recurs, or any adverse event relating to a Product, will be reported to Supplier immediately upon Distributor’s knowledge of that information.

(h) Prohibited Sales: Distributor agrees not to, and agrees to use reasonable efforts to ensure that Distributor’s subdistributors, agents and customers do not sell or use any of the Products outside the Territory. If Distributor receives any order from a prospective purchaser whose principal place of business is located outside the Territory, Distributor shall immediately refer that order to Supplier, and Distributor shall not accept any such orders. Distributor may not deliver or tender (or cause to be delivered or tendered) any Product outside of the Territory.

(i) Product Presentation: Distributor agrees to present the Products fairly to potential customers, not to disparage the Products, any Product trademarks or Supplier, and to do all things reasonable to promote the reputation of the Products and the value of any Product trademarks.

(j) Additional Distributor Covenants: Distributor hereby covenants that Distributor (a) shall store the Products in accordance with the storage specifications that Supplier will provide in writing, and in accordance with all applicable laws, rules and regulations in the Territory, (b) shall distribute and ship the Products within the Territory in accordance with Supplier’s packaging, shipping and distribution specifications for the Products that Supplier will provide in writing, and in accordance with all laws, rules and regulations in the Territory, (c) shall not sell any Product with an expired shelf life, and shall dispose of any such expired Product in the manner required by Supplier, and in accordance with all laws, rules and regulations in the Territory, (d) shall not adulterate or misbrand Products, or engage in any activity that could or does render Products adulterated or misbranded, and (e) shall maintain all necessary records for compliance with all laws, rules and regulations in the Territory.

4.	Obligations of Supplier:

(a) Requirements of Distributor: Supplier agrees to supply Distributor’s requirements for the Products in the Territory consistent with Distributor’s forecasts of its expected requirements for the Products (as described in Section 3 above). If Supplier believes it will not be able to satisfy Distributor’s requirements for the Products, it must promptly notify Distributor, specifying the reasons for and duration of the expected delay and its duration at the time Product order is placed. Supplier may not discontinue any Product in the Territory; provided, however that Supplier may discontinue Product (i) as provided in Section 8(b), (ii) as required by applicable law or regulation, (iii) as necessary to comply with an order of a court, regulatory body, or other government agency, or (iv) as the Parties may mutually agree.

(b) Registration and Marketing Support: To assist Distributor in registering and marketing the Products in the Territory, Supplier agrees to:

(i) Provide Distributor, at no charge, with materials and information necessary to obtain import, regulatory and reimbursement registrations and approvals, including available pre-clinical and clinical data relating to the Products from trials and marketing studies conducted by or on behalf of Supplier.

(ii) Provide Distributor with information on marketing and promotional plans of Supplier for the Products as well as copies of marketing advertising, sales, technical training manuals, and available audiovisual teaching and marketing aides and promotional literature concerning the Products (collectively, the “Promotional Materials”). Distributor shall use the Promotional Materials solely for the purpose of marketing and selling Products in accordance with the terms of this Agreement.

(iii) Provide Distributor with certain certificates of analysis concerning the Products purchased by Distributor, certificates of free sale, trademark authorizations and any other documents which Distributor may require for registration purposes.

(iv) Provide Distributor with demonstration and clinical Products at transfer prices equal to Supplier’s standard manufacturing cost used for its financial reporting purposes. Distributor shall pay shipping cost of clinical units from Supplier’s facilities in Ireland.

(c) Recalls: If either Party believes that a recall of any Products in the Territory is desirable or required by law in the Territory or elsewhere, it shall immediately notify the other Party. The Parties shall then discuss reasonably and in good faith whether such recall is appropriate or required and the manner in which such recall should be handled. Supplier shall be solely responsible for the direct and indirect costs of any Product recall, whether required or recommended by any government or other authority or organization, or otherwise deemed appropriate by Supplier and Distributor, except to the extent such recall arises out of Distributor’s breach of its obligations under this Agreement.

(d) Shelf Life: Supplier shall provide Products with a shelf life that will be the longer of: (i) [ * ] or (ii) [ * ].

5.	Trademark License: Supplier grants to Distributor the right and license to use Supplier’s trademarks and any trademark registrations which Supplier obtains and designates for the Products in the Territory, but only in connection with sales of the Products purchased from Supplier for sale in the Territory. This trademark license shall continue in effect in the Territory only while Distributor retains its distribution rights. Distributor agrees not to remove, alter, or obscure any Product label affixed by Supplier, unless necessary to comply with local legal requirements relating to labeling. Distributor shall, upon Supplier’s request, cooperate with Supplier in any action necessary or desirable to register with the appropriate governmental agencies any of the Supplier’s trademarks used or proposed to be used hereunder, and to protect any of the Supplier’s trademarks used or proposed to be used. Distributor shall not at any time do or permit any act to be done which may in any way impair the rights of Supplier in the Supplier’s trademarks or the value of the Supplier’s trademarks. In addition, Distributor shall: (i) use the Supplier’s trademarks in compliance with all relevant laws and regulations; (ii) accord Supplier the right to inspect during normal business hours, with reasonable advance notice, Distributor’s facilities used in connection with efforts to store or sell the Products in order to confirm that Distributor’s use of the Supplier’s trademarks is in compliance with this provision; and (iii) not modify any of the Supplier’s trademarks in any way and not use any of the Supplier’s trademarks on or in connection with any goods or services other than the Products.

6.	Terms and Conditions of Sale:

(a) Terms of Orders: All purchases of the Products by Distributor from Supplier during the term of this Agreement will be subject to the terms and conditions of this Agreement. In the event of any inconsistency between the terms of this Agreement and the terms of any purchase order, the terms of this Agreement shall control. Any terms of any purchase order in conflict with the terms of this Agreement are expressly rejected.

(b) Packaging: All quantities of the Products purchased from Supplier by Distributor will be in the form of labeled, standard unit packages and in a form and formulation consistent with the Products sold by Supplier for use in Europe, unless otherwise agreed by Supplier and Distributor in writing.

(c) Price and Payment: The prices for the Products to Distributor are set forth in Exhibit A attached hereto.

(d) Resale Price: Distributor may resell Products at any price that Distributor in its sole discretion determines.

(e) Expenses: Except as provided for expressly in other provisions, all expenses for importation, promotion, sales and distribution, as well as Distributor’s administrative and overhead expenses, will be borne solely by Distributor.

(f) Credit: Distributor assumes all credit and other risks involved in its sales under this Agreement. All collection expenses on sales made by Distributor will be at Distributor’s expenses.

(g) Payment Terms: Payment terms are net 30 days.

(h) Shipping Terms: FCA (Incoterms 2000) Lane Cove, Australia. Notwithstanding the foregoing, Distributor shall pay for all shipping costs and transportation insurance expenses incurred in shipping Product from Supplier’s facility except as provided in Section 7 for replacement Products.

(i) Acceptance of Product: Distributor shall inspect each shipment of Products and give Supplier written notice of any defects or damages to any Product or non-conformity with the product specifications or the purchase order within fifteen (15) business days following the day of receipt of the Products. Any claims relating to defects or damages or non-conformity, that are discoverable without breaking the sterile seal and opening the package, that are not submitted to Supplier in writing within such period shall be deemed to be waived and released, subject to Article 8. If Supplier disagrees with Distributor’s claim that Product delivered to Distributor is non-conforming, the Parties shall first use good faith efforts to settle such dispute within thirty (30) days following Supplier’s receipt of notice of non-conformity under this Section 6(i). If they are unable to do so within such time period, the dispute will be resolved by a mutually acceptable independent thirty party laboratory, which will analyze the allegedly non-conforming Product and determine whether such Product conforms with the product specifications and the purchase order. The Parties agree that such laboratory’s determination regarding conformance with the product specification and the purchase order will be final and binding. The Party against whom the third party laboratory finds shall bear all costs of this analysis.

7.	Product Warranty: Supplier warrants to Distributor that all Products, at the time of shipment: (a) will conform with all written specifications provided from time to time by Supplier prior to or concurrently with the shipment of Products, (b) will be free of defects in material, workmanship, and design, and (c) will comply with all applicable laws and regulations. Supplier will have the right to exchange, or accept the return by Distributor of existing inventory and issue credit at the price paid by Distributor, plus any shipping costs or transportation insurance incurred by Distributor in connection with the purchase of such Product, if Products do not meet requirements (a) through (c). Distributor will use its best efforts to afford the Supplier the reasonable opportunity at Supplier’s cost to inspect the allegedly defective Product at the location of its use or storage. Distributor will, or will cause, upon request and in accordance with Supplier’s instruction, return of any defective Product to Supplier at Supplier’s cost. Except as set forth in Section 8, Supplier’s sole liability, and Distributor’s sole remedy, for any breach of the foregoing warranties is replacement of the allegedly defective Product at no cost to Distributor. Any replacement of Products may be made by substitution upon mutual agreement.

THE PROVISIONS OF THE FOREGOING WARRANTIES ARE IN LIEU OF ANY OTHER WARRANTY, WHETHER EXPRESS OR IMPLIED, WRITTEN OR ORAL (INCLUDING ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE).

Supplier will maintain a product and general liability policy not less than [ * ] U.S. dollars per occurrence/aggregate. Distributor will maintain a product and general liability policy not less than [ * ] U.S. dollars per occurrence/aggregate (or a program of self-insurance offering a substantially equivalent level of protection).

8.	Indemnification:

(a) Supplier agrees to indemnify, defend, and hold Distributor, and its directors, officers, employees, agents, representatives, and subdistributors harmless from and against, and to assume all direct and indirect costs and expenses (including attorney’s fees) for:

(i) claims or suits by third parties for bodily injury (including, but not limited to, death) or property damage arising out of the manufacture, testing, design, qualifying, preparing for shipping, or packaging of any Product;

(ii) any recalls or replacements of a Product, whether required or recommended by any government authority or government body, or otherwise deemed appropriate by Supplier and Distributor; and

(iii) any damage caused by a breach of this Agreement by Supplier.

except to the extent that such injury, damage, cost, or expense falls into the categories set forth in Sections 8(c)(i)-(ii).

(b) Supplier agrees to further indemnify, defend, and hold Distributor, and its directors, officers, employees, agents, representatives, and subdistributors, harmless from and against, and shall assume all direct and indirect costs and expenses (including attorney’s fees) for any claim that any Product infringes or violates any patent, copyright, trademark, trade name, trade secret, or other intellectual property right of a third party, except to the extent that such claim arises from Distributor’s use of material or procedures not approved by Supplier in writing. If a Product becomes, or in the Supplier’s opinion is likely to become, the subject of such a claim, Supplier may, at its option and expense, either (i) procure for Distributor a license under such third party intellectual property right; (ii) replace or modify such Product so that it no longer infringes or violates such third party intellectual property right; or (iii) discontinue its supply of such Product and terminate this Agreement with respect to such Product, subject to Section 10; provided however, if Supplier discontinues its supply of such Product pursuant to (b)(iii) above after the date of a Change in Control of Supplier (as defined in Section (10), Supplier shall pay [ * ].

(c) Distributor agrees to indemnify, defend, and hold Supplier, and its directors, officers, employees, and agents harmless from and against, and to assume all direct and indirect costs and expenses (including attorney’s fees) for:

(i) claims or suits by third parties for bodily injury (including, but not limited to, death) or property damage arising out of Distributor’s negligence, gross negligence, or willful misconduct in the performance of services under this Agreement; and

(ii) any damage caused by a breach of this Agreement by Distributor.

except to the extent that such claim, suit, or damage falls into the categories set forth in Sections 8(a)(i)-(iii).

9.	Confidential Information: Each party agrees to keep confidential and not to publish or otherwise divulge or use for its own benefit or for the benefit of any third party any information of a proprietary or confidential nature that is furnished to it by the other party (“Confidential Information”), except as required by law or court order or as necessary for the marketing of the Products or as expressly permitted by the other Party in writing prior to such disclosure. Confidential Information includes (but is not limited to) information concerning Products, proposed products, marketing plans, methods of manufacture, customers and any other information or materials in whatever form. This obligation does not extend to information which: (i) is already known by recipient at the time of its disclosure to recipient, as evidenced by the recipient’s written records; (ii) is publicly available or later becomes publicly available through no fault of the recipient; or (iii) is disclosed to recipient, without any restrictions on further disclosure, by a third party having no similar confidentiality obligation. This obligation shall terminate five (5) years after termination of this Agreement.

10.	Term and Termination:

(a) Term and Renewal: This Agreement commences on the date first set forth above and will, unless terminated in accordance with this Agreement, continue in force for a fixed term of four (4) years after the date that the necessary regulatory authorities approve reimbursement for the first DES in Japan, and following the end of such fixed term, this Agreement shall be automatically extended for a period of three (3) years, provided that Distributor has met its obligations under Section 3(e).

(b) Termination for Breach: Either party may at its option, terminate this Agreement by giving to the other party not less than sixty (60) days prior written notice, if the other party at any time commits a material breach of any of its obligations hereunder and fails to correct any breach during such 60-day notice period.

(c) Termination Due to Bankruptcy: This Agreement also may be terminated by either party if the other party becomes insolvent, makes or seeks to make an arrangement with or an assignment for the benefit of creditors, or if proceedings in voluntary or involuntary bankruptcy are instituted by, on behalf of or against such other party, or if a receiver or trustee of the other party’s property is appointed.

(d) Effect of Termination: Upon termination except on account of Distributor’s breach of this Agreement, Supplier may, in Supplier’s sole discretion, elect to either permit Distributor to sell all inventory on hand in the Territory in the normal course of business, or to re-purchase all inventory by paying Distributor the amount paid by Distributor for all such inventory, plus any shipping costs or transportation insurance expenses incurred by Distributor in connection with the purchase of such inventory, within thirty (30) days upon receipt. In addition, Distributor agrees to deliver to Supplier or destroy, upon request, all Product materials supplied by Supplier and all Product marketing materials of any kind. For all types of termination the obligations of Supplier and Distributor pursuant to Sections 7 (Product Warranty), 8 (Indemnification), 9 (Confidential Information), 10 (Term and Termination) and 11 (General Provisions) of this Agreement will survive any termination of this Agreement. Nothing in this Section will limit any remedies which a party may have for the other’s default, except as expressly provided in this Section or another Section of this Agreement. A party which properly terminates this Agreement under this Section 10 (without breaching the Agreement) shall not be liable to the other party for damages as a result of such proper termination.

(e) Effect of a Change In Control of Supplier: Notwithstanding any other provision of this Agreement, in the event over fifty percent (50%) of the outstanding equity securities of the Supplier is, directly or indirectly, acquired by one person or entity (a “Change In Control”), then Supplier shall have the right, in its sole discretion, to select either of the following courses of action, so long as that action is the same as that selected for Japan at the same time:

(i) Supplier may convert Distributor’s rights under this Agreement from exclusive to co-exclusive (permitting Supplier to sell either directly in the Territory or through one other distributor), which conversion shall be effective [ * ] after Supplier notifies Distributor of its election to make such conversion. Following such conversion, Distributor shall transfer all Regulatory Approvals to Supplier upon payment by Supplier of [ * ].

(ii) Supplier may terminate this Agreement in its entirety, which termination shall be effective upon payment to Distributor of [ * ] U.S. dollars. Following such termination, Distributor shall transfer all Regulatory Approvals to Supplier upon payment by Supplier of an fee equal to [ * ].

Neither the conversion to a co-exclusive appointment set forth in subsection (i) above nor the termination set forth in (ii) above shall be effective prior to [ * ] after reimbursement approval in Japan.

(f) Change in Control of Distributor: In the event Distributor is no longer owned by St. Jude Medical, Inc., or an affiliate of St. Jude Medical, Inc., then within [ * ] of such a change, Supplier can terminate this Agreement by giving [ * ] written notice to Distributor of termination and paying to Distributor the same amount as in Section 10(e)(ii).

In the event of a Change in Control of St. Jude Medical, Inc., then within [ * ] of such an acquisition Supplier can terminate this Agreement by giving [ * ] written notice to Distributor of termination and paying to Distributor the same amount as in Section 10(e)(ii).

(g) Termination: In the event that the Distribution Agreement of November 19, 2004 between Supplier and Distributor’s Affiliate Getz Bros. Co., Ltd., for Japan is terminated for any reason other than for Supplier’s breach, this Agreement shall also terminate, provided Supplier repurchase inventory from Distributor in the manner provided in Section 4(c) and provided further that Supplier reimburse Distributor [ * ].

11.	General Provisions:

(a) Governing Law: This Agreement is to be governed by and interpreted in accordance with the laws of the state of New York, without regard to its rules on conflicts of laws, and excluding the United Nations Convention on Contracts for the International Sale of Goods.

(b) Entire Agreement: This Agreement represents the entire agreement and understanding of Supplier and Distributor with respect to distribution of the Products, and supersedes all previous agreements and understandings related thereto including the Non-Disclosure Agreement dated [ * ]. All information protected from unauthorized use and/or disclosure under this Non-Disclosure Agreement as of the Effective Date shall be deemed to be “Confidential Information” hereunder and the obligations of Article 9 of this Agreement shall apply to such information in accordance with its terms.

(c) Amendments: This Agreement may only be amended or modified in a writing signed by authorized representatives of Distributor and Supplier.

(d) Severability: In the event that any provision of this Agreement is held to be unenforceable, this Agreement will continue in full force and effect without said provision and will be interpreted to reflect the original intent of the parties.

(e) Construction Against Waiver: Waiver by either party of a breach of any provision of this Agreement or the failure by either party to exercise any right hereunder will not operate or be construed as a waiver of any subsequent breach of that right or as a waiver of any other right.

(f) Counterparts: This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

(g) English Language: This Agreement is in the English language only, which language shall be controlling in all respects, and all versions hereof in any other language shall not be binding on the parties. All communications and notices to be made or give pursuant to this Agreement shall be in the English language.

(h) Assignment: Distributor shall have the right to assign this Agreement only with the prior written consent of Supplier, which consent shall not be unreasonably withheld. Supplier shall have the right to assign this Agreement to an Affiliate of Supplier. In addition, Supplier shall have the right to assign this Agreement to Supplier’s successor in interest in connection with a merger, consolidation, acquisition, or sale of all or substantially all of Supplier’s assets relating to the Products; provided that any such assignee agrees to by bound by all of Supplier’s obligations and duties under this Agreement. Any prohibited assignment shall be null and void.

(i) Notices: All notices under this Agreement must be in writing and will be deemed given if sent by facsimile (except for legal process), certified or registered mail or commercial courier (return receipt or confirmation or delivery requested), or by personal delivery to the party to receive the notice or other communications called for by this Agreement at the following addresses (or at another address for a party as specified by a party by like notice):

Supplier	Distributor
Conor Medsystems Ireland, Ltd.	St. Jude Medical
30 Herbert Street	Australia Pty Ltd.
Dublin 2	Level One, 290 Burns Bay Road
Ireland	Lane Cove, NSW 2046
Facsimile: {353} 906-420-747	Australia
Attn: President	Facsimile: {612} 9427-6100
Attn: Managing Director

And	And

Conor Medsystems, Inc.	St. Jude Medical, Inc.
1003 Hamilton Court	One Lillehei Plaza
Menlo Park, CA 94025	St. Paul, MN 55117
U.S.A	U.S.A.
Facsimile: {1} 650-614-4125	Facsimile: {1} 651-481-7690
Attn: Chief Executive Officer	Attn: General Counsel

(j) Non-Hire: Without the prior written consent of the other Party, neither Party shall, during the term of this agreement or for twelve (12) months thereafter, either directly or indirectly, hire or otherwise engage in the Territory, or cause, aid or assist any other person or entity (including its subsidiaries, parents or other affiliates) to hire or otherwise engage in the Territory, any current or former employee of the other Party for a period of twelve (12) months after the termination of such individual’s employment relationship with such other Party.

(k) Limitations on Damages. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY OR ANY OTHER PERSON OR ENTITY FOR SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES (INCLUDING, BUT NOT LIMITED TO, LOSS OF PROFITS, LOSS OF DATA OR LOSS OF USE DAMAGES) ARISING OUT OF THE MANUFACTURE, SALE OR SUPPLY OF THE PRODUCTS, EVEN IF SUPPLIER HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES OR LOSSES. THIS PROVISION SHALL NOT LIMIT DAMAGES AVAILABLE FOR BREACH OF SECTION 9 OR EITHER PARTY’S INDEMNIFICATION OBLIGATIONS UNDER SECTION 8.

(l) Force Majeure: Each of the parties hereto will be excused from its performance of its obligations hereunder if the performance is prevented by force majeure, and that excuse will continue so long as the condition constituting that force majeure continues plus thirty (30) days after the termination of the condition. For the purposes of this Agreement, “force majeure” is defined to include causes beyond the control of Distributor or Supplier, including without limitation acts of God, acts, regulations or laws of any government, war, civil commotion, destruction of production facilities or materials by fire, flood, earthquake or storm, labor disturbances, or medical epidemics.

(m) Currency: All payments required under this Agreement shall be due in lawful currency of the United States of America.

(n) Performance by Affiliates: The Parties recognize that Supplier may perform some or all of its obligations, or exercise some of all of its rights, under this Agreement through one or more of its Affiliates. Any reference to Supplier in this Agreement shall be deemed to include any such Affiliates of Supplier so engaged by Supplier as it deems appropriate in light of the particular facts and circumstances.

CONOR MEDSYSTEMS IRELAND, LTD.		ST JUDE MEDICAL AUSTRALIA PTY, LTD.

By:	/s/ Jeff Tillack	By:	/s/ Debbie Higham
	Jeff Tillack		Debbie Higham
Title:	President	Title:	General Manager

Agreed as to Section 8 only

CONOR MEDSYSTEMS, INC.

By:	/s/ Michael Boenninghausen
Michael Boenninghausen
Title:	Chief Financial Officer

[ * ] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 406 OF THE SECURITIES ACT OF 1933, AS AMENDED.

EXHIBIT A

Initial Products

1.	BMS	Initial Price See Section A below.

Transfer Price See Section B below.

2.	DES	Initial Price See Section A below.

Transfer Price See Section B below.

A. Unit Price for Period through the [ * ] after [ * ] in Australia (“Initial Price”)

The Initial Price shall be [ * ] for BMS.

The Initial Price shall be [ * ] for DES.

B. Unit Price for Period Beginning after [ * ] after [ * ] in Australia (“Transfer Price”)

Transfer Price of each Product supplied by Supplier to Distributor hereunder and accepted by shall be equal to [ * ] times the average Net Sales per unit of Product for the immediately previous calendar quarter in which such Product is supplied to Distributor, which average shall be calculated by dividing the Net Sales of such Product for such calendar quarter by the number of units of such Product actually sold by Distributor during such calendar quarter and included in such Net Sales

No later than [ * ] after to the end of each calendar quarter, the parties shall agree on the Transfer Price per unit for each Product for the following calendar quarter. Said Transfer Price shall be retroactively adjusted to the beginning of the same calendar quarter referred to above as “the following calendar quarter” in the event it is found to be in error when compared to the written report described in the following paragraph.

Within [ * ] following the end of each calendar quarter, Distributor shall provide Supplier with a written report setting forth on a Product-by-Product basis: (i) the Net Sales of Product during such period; (ii) the number of units of Product sold during such period;

(iii) a calculation of the Transfer Price per unit of Product for such period in accordance with this section. Net Sales shall first be calculated in local currency and then converted to U.S. dollars on the basis of the exchange rate used by Distributor for financial reporting.

For purposes of this section, the term “Net Sales” shall mean the gross amount invoiced by Distributor or by any of its Affiliates to third parties for sales of a Product, less the following items, as allocable to such Product: (i) discounts, rebates, credits or allowances, if not previously deducted from the amount invoiced; (ii) freight, shipping and insurance charges, provided such amounts are included in the gross amount invoiced above; and (iii) taxes, duties or other governmental tariffs (other than income taxes), provided such amounts are included in the gross amount invoiced above. Net Sales shall be calculated on a country-by-country and Product-by-Product basis.

[ * ] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 406 OF THE SECURITIES ACT OF 1933, AS AMENDED.

EXHIBIT B

MINIMUM PURCHASE REQUIREMENT TO RETAIN EXCLUSIVITY

Year 1	[ * ] DES units
Year 2	[ * ] DES units

In Australia and New Zealand, Year 1 shall commence on the date of reimbursement approval of the first DES in Australia.

[ * ] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 406 OF THE SECURITIES ACT OF 1933, AS AMENDED.